Exhibit 12.1
UAL Corporation and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

(In Millions)	2005	2004	2003	2002	2001
Earnings (losses):

Loss before income taxes & adjustments for
minority interest and equity earnings/(losses)
in affiliates	$(21,178)	$(1,724)	$(2,802)	$(3,197)	$(3,334)

Add (deduct):
Fixed charges, from below	775	606	639	749	785
Distributed earnings of affiliates	3	2	2	2	1
Amortization of capitalized interest	14	16	17	17	17
Interest capitalized	3	(1)	(3)	(25)	(79)
Loss as adjusted	$(20,383)	$(1,101)	$(2,147)	$(2,454)	$(2,610)

Fixed charges:

Interest expense, including capitalized amounts
and amortization of debt costs	$ 484	$ 448	$ 523	$ 564	$ 446
Portion of rental expense representative
of the interest factor	291	158	116	185	339
Fixed charges	$ 775	$ 606	$ 639	$ 749	$ 785

Ratio of earnings to fixed charges	(a)	(a)	(a)	(a)	(a)

______________
(a) Earnings were inadequate to cover fixed charges by $21.2 billion in 2005, $1.7 billion in 2004, $2.8 billion in 2003, $3.2 billion in 2002 and $3.4 billion in 2001.